UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024.

 Commission File Number 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

NATURA &CO HOLDING S.A. Publicly Traded Company CNPJ/MF No. 32.785.497/0001-97

MATERIAL FACT

Natura &Co supports the reorganization proceedings of Avon Products, Inc., its non-operational subsidiary, in the United States.

Natura &Co Holding S.A. (B3: NTCO3) (“Natura &Co” or “Company”) announces to its shareholders and the market its support of the voluntary Chapter 11 reorganization proceedings initiated today, in the United States, by its non-operational subsidiary and holding company of the Avon beauty brand, Avon Products, Inc. (“API”) to address debt and legacy liabilities.

Natura &Co is the largest creditor of API and continues to believe in the Avon´s brand potential. As such, Natura &Co intends to support Avon’s activities throughout the restructuring process by committing to provide a financing of USD 43 million in debtor-in-possession (DIP) and making a USD 125 million bid to acquire Avon’s operations outside the United States through a court supervised auction process. For its bid, Natura &Co intends to use its credits against API as consideration.

No impact is expected on Avon’s operations outside the Unites States, which are not part of the Chapter 11 proceedings. This includes the operations in the Latin America markets where the Avon brand is distributed by Natura and the integration of the two brands is showing steady progress.

With the filing of the Chapter 11 proceedings, the strategic studies announced by the Company on February 2, 2024 for a possible separation of Avon and Natura have been suspended until the Chapter 11 process is complete.

The Company views that API`s decision is another step towards Natura &Co´s businesses simplification.

About Natura &Co:

Natura &Co is a global purpose-driven group uniting Natura and Avon, engaging customers through 7 million dedicated Consultants and Representatives, 900 stores and franchises, and over 19,000 employees.

We believe in promoting real positive economic, social, and environmental impact. We believe that the world does not need another big company. The world needs symbols of change capable of blazing new trails and inspiring others to follow. We believe in the power of cooperation, co-creation, and collaboration for a better way of living and doing business.

We are Natura &Co.

São Paulo, August 12, 2024.

Guilherme Castellan Chief Financial and Investor Relations Officer

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom. This communication may contain forward-looking statements which reflect Natura &Co’s current view on future events and financial and operational development. Words such as “intend”, “expect”, “anticipate”, “may”, “believe”, “plan”, “estimate” and other expressions which imply indications or predictions of future development or trends, and which are not based on historical facts, are intended to identify forward-looking statements. Forward-looking statements inherently involve both known and unknown risks and uncertainties as they depend on future events and circumstances. Forward-looking statements do not guarantee future results or development and the actual outcome could differ materially from the forward-looking statements. Any forward-looking statements contained in this communication speak only as at the date hereof, and Natura &Co does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan

Name: Guilherme Strano Castellan

Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho

Name: Itamar Gaino Filho

Title: Chief Legal and Compliance Officer

Date: August 12, 2024